FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Rodriguez, Ramon A. (Last) (First) (Middle) 509 Royal Plaza Drive (Street) Ft. Lauderdale, Florida 33301 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 11/01/02	4. Issuer Name andTicker or Trading Symbol Bancshares of Florida, Inc. ("BOFL")
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below) Description	6. If Amendment, Date of Original (Month/Day/Year) _____________________
7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,000	I	IRA
Common Stock	1,000	I	Owned by Spouse
Common Stock	2,000	I	Limited Partnership Interest

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or type)

Form 3 continued	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		2. Conver- sion or Exercise Price of Deri- vative Security	10. Owner ship Form of Deriv ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
	Date Exercicisable	Expiration Date	Title	Amount or Number of Shares
WARRENTS	Various	07/01/07	Common Stock	5,500	$10.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ Ramon A. Rodriguez ** Signature of Reporting Person	February 5, 2003 Date